TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) June 30, 2006	(Audited) September 30, 2005
Current		
Cash	$ 23,999	$ 24,192
Amounts receivable	105,616	36,830
Inventory	3,500	3,500
Prepaid expenses and deposits	33,165	926
	166,280	65,448
Pokersite development	50,000	-
Triple Play development	60,000	-
Capital assets	107,382	19,526
Software technology and intellectual property rights	6	6
	$ 383,668	$ 84,980
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 484,325	$ 603,471
Loans payable	-	161,535
Due to shareholders	21,825	33,754
	506,150	798,760
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Note 2	8,493,025	6,949,025
Common shares subscribed	-	73,000
Contributed surplus	827,400	827,400
Deficit	(9,442,907)	(8,563,205)
	(122,482)	(713,780)
	$ 383,668	$ 84,980

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"David Dicaire" by PA Director *"Michael Ross"* Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2006	Nine months ended June 30, 2005
Revenues				
Sales	$ **94,192**	$ 70,725	$ **226,852**	$ 205,164
Less: cost of goods sold	**(19,148)**	(3,505)	**(31,784)**	(13,380)
	75,044	67,220	**195,068**	191,784
Administrative Expenses				
Amortization	**2,391**	3,179	**7,032**	9,537
Corporate development	**-**	-	**30,000**	-
Filing fees and transfer agent	**6,093**	1,985	**18,547**	10,121
Interest and bank charges	**1,465**	188	**8,244**	3,052
Management fees	**40,000**	-	**50,000**	-
Marketing, travel and promotion	**27,824**	9,612	**32,658**	16,810
Office and miscellaneous	**25,884**	31,150	**52,211**	64,594
Pokersite development costs	**238,551**	-	**238,551**	-
Professional fees	**103,419**	44,648	**130,409**	61,916
Research and development salaries – Note 3	**18,722**	45,000	**86,972**	135,000
Rent	**16,049**	10,705	**84,058**	32,114
Salaries and consulting fees – Note 3	**210,338**	77,198	**333,927**	151,017
Telephone and internet	**1,192**	1,067	**4,387**	4,533
	691,928	224,730	**1,076,996**	488,694
Loss from operations before other items	**(616,884)**	(157,510)	**(881,928)**	(296,910)
Other items				
Miscellaneous income	**-**	-	**-**	221
Foreign exchange (loss) gain	**(3,887)**	1,081	**2,226**	2,307
Net loss for the period	**$ (620,771)**	$ (156,429)	**$ (879,702)**	$ (294,382)
Basic and diluted loss per share	**$ (0.04)**	$ (0.01)	**$ (0.06)**	$ (0.02)
Weighted average number of shares outstanding	**14,351,690**	12,860,399	**14,351,690**	12,860,399

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the nine months ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	2006	2005
Deficit, beginning of the period	$ (8,563,205)	$ (8,148,391)
Net loss for the period	(879,702)	(294,382)
Deficit, end of period	$ (9,442,907)	$ (8,442,773)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended June 30, 2006 and 2005
(Unaudited – Prepared by Management)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2006	Nine months ended June 30, 2005
Operating Activities				
Net loss for the period	$ (620,771)	$ (156,429)	$ (879,702)	$ (294,382)
Items not involving cash:				
Amortization	2,391	3,179	7,032	9,537
	(618,380)	(153,250)	(872,670)	(284,845)
Changes in non-cash working capital items related to operations:				
Amounts receivable	(60,010)	23,387	(68,786)	384
Prepaid expenses and deposits	(33,165)	(2,566)	(32,239)	(3,650)
Accounts payable and accrued liabilities	(35,621)	41,131	(119,146)	93,381
Cash used in operating activities	(747,176)	(91,298)	(1,092,841)	(194,766)
Financing Activities				
Common shares issued	1,134,000	-	1,544,000	-
Subscription shares received	-	-	(73,000)	-
Loans payable	(268,504)	118,735	(161,535)	206,864
Due to shareholders	(11,929)	-	(11,929)	-
Cash provided by financing activities	853,567	118,735	1,297,536	206,864
Investing Activity				
Project development advance	(40,000)		(110,000)	
Acquisition of capital asset	(56,947)	-	(94,888)	(929)
Cash used by investing activity	(96,947)	-	(204,888)	(929)
Increase (Decrease) in cash during the period	9,444	27,437	(193)	11,169
Cash (bank indebtedness), beginning of the period	14,555	(724)	24,192	15,544
Cash (bank indebtedness), end of the period	$ 23,999	$ 26,713	$ 23,999	$ 26,713
Supplemental disclosure of cash flow information:				
Cash paid for:				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended June 30, 2006
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual consolidated financial statements for the year ended September 30, 2005, and should be read in conjunction with those statements.

While the information presented in the accompanying interim nine month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004, 2005		12,860,398	$ 6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	100,000	10,000
Balance, March 31, 2006		15,182,620	7,359,025
Issued for cash:			
Pursuant exercise of warrants	– at $0.10	9,900,000	990,000
Pursuant exercise of warrants	– at $0.12	1,200,000	144,000
Balance, June 30, 2006		**26,281,620**	**$ 8,493,025**

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Nine months ended June 30, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	14,489	$6.32	37,489	$8.00
Expired/cancelled	(14,489)		(18,750)	$5.20
Options outstanding and exercisable at the end of period	-		18,739	$10.79

Share Purchase Warrants:

At June 30, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

		Nine months ended June 30, 2006		2005
Research and development salaries	$	86,972	$	135,000
Salaries and consulting fees		90,500		40,500
	$	177,472	$	175,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2006, accounts payable and accrued liabilities included $164,736 (2005: $93,162) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Nine months ended June 30, 2006	Nine months ended June 30, 2005
USA	59.26%	71.37%
Canada	27.82%	17.88%
Europe	7.84%	7.40%
Asia	2.12%	1.64%
South America	1.63%	0.00%
Australia, New Zealand	1.32%	1.71%
	100.00%	100.00%

Note 5 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 6 Lease Cancellation

The Company had entered into an operating lease for the Company's office premises expiring June 30, 2009. As at March 31, 2006, the Company terminated the lease and incurred $50,000 in cancellation costs and damages.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

AUGUST 30, 2006

For the nine-months ended June 30, 2006, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 30, 2006 provides information on the operations of Totally Hip for the nine-months ended June 30, 2006 and subsequent to the quarter end and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the period ended June 30, 2006, and 2005.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at

an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the nine-months ended the Company delivered its rich media applications and services under the brand name iROC™.

iROC™ -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC™ combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC™'s interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Livestage Professional Software

During the period under review, Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behavior archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

Development of Totallyhippoker.net

During the period under review, the Company ("Totally Hip") entered into an agreement for the joint venture development of an on-line poker site tentatively named totallyhippoker.net.

This site to be developed will be a for fun, interactive poker site where players of all ages can play and learn Texas Hold'em and other poker games. The site is being designed to allow an unlimited number of players to participate either on-line through personal computers or on wireless devices such as cell phones and PDAs. Totally Hip is exploring several unique site configurations and designs.

Television coverage of championship poker, celebrity tournaments and the now famous World Series of Poker has ignited interest in on-line poker sites for both fun and play. It has been reported that on-line poker is the fastest-growing segment on the Internet. With Internet connectivity now commonplace, thousands of players of all skill levels go on-line to learn about, play or practice poker. Totally Hip's technical expertise in bringing compelling digital imagery to the Internet will add a new dimension to interactive game play. This joint venture combines Totally Hip's experience developing interactive rich media solutions with the popularity of on-line and mobile device game play.

Totally Hip will contribute technical assistance, intellectual property and initial financing of up to $200,000 to the development of the site, purchase of assets and marketing and planning. Totally Hip has agreed to issue 550,000

common shares at a deemed price of 80 cents per common share to acquire a 50-per-cent interest in totallyhippoker.net upon the site becoming operational.

Totally Hip will retain ownership and all rights to interactive and immersive content it develops for the totallyhippoker.net application and for other poker sites. This joint venture development of totallyhippoker.net is subject to further due diligence, a definitive joint venture agreement, approval by the board of directors, regulatory approval and acceptance for filing by the TSX Venture Exchange.

As at June 30, 2006, the Company had incurred $288,551 for development and investigation expenditures.

Subsequent to June 30, 2006, the Company announced on August 18, 2006, that due to current developments in the poker industry at this time, the Company is not proceeding with the joint venture development of on-line poker technologies and a poker site. The Company will continue to monitor the situation as the interactive Rich Media products continue to attract interest from the on-line gaming sector.

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the nine-months ended June 30, 2006 and 2005, and the last three audited fiscal years ended September 30, 2005, 2004 and 2003:

	Nine-months Ended June 30, 2006	Nine-months Ended June, 2005	2005 $	2004 $	2003* $
OPERATIONS:					
Revenues	195,068	191,784	289,801	257,648	485,121
Net Loss	(919,702)	(294,382)	(414,814)	(524,108)	(214,503)
Basic and diluted loss per share	(0.06)	(0.02)	(0.03)	(0.08)	(0.03)
BALANCE SHEET:					
Working capital (deficiency)	(351,870)	(684,157)	(733,312)	(398,383)	(371,786)
Total assets	343,668	102,460	84,980	96,597	131,068

* The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the nine-months ended June 30, 2006 gross revenue was $226,852 compared to $205,164 for the same period in 2005 (10.57% increase). For the nine-months ended June 30, 2006 revenues (net of packaged software) was

$195,068 compared to $191,784 in 2005 (1.71% increase). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 71% of the Company's total sales are sales in foreign currencies. During the nine-months ended June 30, 2006 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 7.00% higher than the average annual exchange rate for the same period in 2005. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the nine-months ended June 30, 2006 was $919,702 compared to the loss of $294,382 in the nine-months ended June 30, 2005. The net loss for the period ended was marginally affected by a gain on foreign exchange of $2,226.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended June 30, 2006, Net sales/gross profit before expenses were $75,044 or 79.7% of gross sales compared to a gross profit of $67,220 or 95.05% for the comparable period in 2005.

On an overall basis the net loss for the three months ending June 30, 2006 is $719,271 (359.8% increase) compared to a net loss of $156,429 for the same period in the previous year resulting in a net loss of $ 0.05 per share for the current quarter compared to a loss of $0.01 per share for the same quarter in 2005. The decrease in the net loss for the three months ended June 30, 2006 was affected by an increase in revenue of $23,467 and a loss in foreign exchange of $3,887.

Administrative expenses for the three months ending June 30, 2006 were $731,928, compared to $224,730 in the previous year. Major expense reductions occurred in office and miscellaneous expenses ($5,266) and due to staff reorganization during the period research and development salaries decreased by ($26,278) which were offset by ($238,551) in pokersite development costs, ($40,000) in triple play development cost, ($133,140) increase in salaries and consulting fees, professional fees increased by ($58,771) due to corporate development changes, ($40,000) increase in management fees, ($15,380) increase in marketing, travel and promotion, ($1,277) increase in interest and bank charges, ($5,704) increase in rent, ($4,108) increase in filing fees and transfer agents costs, with the balance of the increase ($1,811) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the nine-months ended June 30, 2006 is USA 59.26%, Canada 27.82%, Europe 7.84%, South America 1.63%, Australia, New Zealand and Asia 3.44%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2006.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

	Years ended September 30,							
	2006			2005				2004
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	86,709	45,951	94,192	48,711	85,728	70,725	124,436	79,799
Net income (loss)	(28,660)	(230,271)	(660,771)	(66,565)	(71.388)	(156,429)	(120,432)	(105,108)
Basic/diluted loss per share	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

During the three months ended June 30, 2006, gross sales were $94,192 as compared to $70,725 for the comparable period in 2005, and the net loss was $660,771 compared to the net loss of $156,429 for the comparable period in 2005. The current cash flow is limiting the increase in total sales. These seasonal fluctuations affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004, 2005		12,860,398	$ 6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	100,000	10,000
Balance, March 31, 2006		15,182,621	7,359,025
Issued for cash:			
Pursuant exercise of warrants	– at $0.10	9,900,000	990,000
Pursuant exercise of warrants	– at $0.12	1,200,000	144,000
Balance, June 30, 2006		**26,281,620**	**$ 8,493,025**

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

SHARE CAPITAL – CONT'D

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at June 30, 2006, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Nine- months ended June 30, 2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	14,489	$ 6.32	37,489	$8.00
Granted				
Expired/cancelled	(14,489)	$ 6.32	(18,750)	$5.20
Options outstanding and exercisable at the end of period	-	$ -	37,489	$10.79

Share Purchase Warrants

At June 30, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 06, 2008
2,222,222		

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Nine months ended June 30, 2006		2005	
Research and development salaries	$	86,972	$	135,000
Salaries and consulting fees		90,500		40,500
	$	177,472	$	175,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2006, accounts payable and accrued liabilities included $164,736 (2005: $93,162) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At June 30, 2006, the Company held cash on hand of $23,999 (2005: $26,713) and liabilities totalled $518,150 (2005: $768,808).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $343,668 as of June 30, 2006, compared to $102,460 as of June 30, 2005, increased by $241,208 due to development advances of $70,000, prepaid expenses of $17,079 amounts receivable of $71,359 and approximately $83,000 in purchase of office equipment and a vehicle

Totally Hip's liabilities at June 30, 2006 comprised of accounts payable and accrued liabilities totalling $496,325, (2005: $468,969), loans payable of $Nil (2005: $266,085), and amounts due to shareholders of $21,825 (2005: $33,754)

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the nine-months ended June 30, 2006, Totally Hip has not issued any stock options and received $1,134,000 proceeds from the exercise of existing or warrants and $400,000 in proceeds from a private placement. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the nine-months ended June, 2006, Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

MANAGEMENT CHANGES

During the period under review, the Company appointed Mr. Ross to the board of directors. Mr. Ross, a financial systems engineer, has over 10 years experience in the development and deployment of technology driven businesses.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2005 or September 30, 2004.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

<u>Product Development and technological Change</u>

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

<u>Foreign Exchange Exposure</u>

The largest segment of the Company's client base is located in North America with 70% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2006

OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired, extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market.

Totally Hip Technologies is developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution uses existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities are designed to be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overhead they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and

require ongoing technology payments. As a result, there is little available for the small to medium sized companies or schools who
want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: September 1, 2006

"David Dicaire"
David Dicaire
President & CEO

82-4556

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Totally Hip Technologies Inc.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: September 1, 2006

"David Dicaire"
David Dicaire
Chief Financial Officer

totally hip

News Release

August 18, 2006

NEWS RELEASE

Vancouver, B.C. – August 18, 2006 – Totally Hip Technologies Inc. **(TSX-V:THP)** announces that due to current developments in the poker industry at this time it is not proceeding with the joint venture development of online poker technologies and a poker site as announced on March 8, 2006. Totally Hip will continue to monitor the situation. Totally Hip's interactive Rich Media products continue to attract interest from the online gaming sector.

Rich Media Applications

Totally Hip's primary business is software development and providing professional applications and services in the interactive Rich Media sector. Totally Hip delivers Rich Media applications and services under its developing brand "iROC™". iROC™ combines Totally Hip's award winning proprietary software with custom enhancements to create and fulfill client's interactive Rich Media requirements. The iROC™ team produces and deploys Rich Media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features.

Totally Hip Technologies Inc.

Per: *"Michael Ross"*
Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.685.6525

82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 18, 2006

Item 3. **News Release**

News Release dated August 18, 2006 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that due to current developments in the poker industry at this time it is not proceeding with the joint venture development of online poker technologies and a poker site as announced on March 8, 2006.

Item 5. **Full Description of Material Change**

The Issuer announces that due to current developments in the poker industry at this time it is not proceeding with the joint venture development of online poker technologies and a poker site as announced on March 8, 2006. The Issuer will continue to monitor the situation. The Issuer's interactive Rich Media products continue to attract interest from the online gaming sector.

Rich Media Applications

The Issuer's primary business is software development and providing professional applications and services in the interactive Rich Media sector. The Issuer delivers Rich Media applications and services under its developing brand "iROC™". iROC™ combines the Issuer's award winning proprietary software with custom enhancements to create and fulfill client's interactive Rich Media requirements. The iROC™ team produces and deploys Rich Media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 24th day of August, 2006.

"Michael Ross"
Michael Ross, Director

amended

82-4556

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2006

AUGUST 30, 2006

For the nine-months ended June 30, 2006, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 30, 2006 provides information on the operations of Totally Hip for the nine-months ended June 30, 2006 and subsequent to the quarter end and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the period ended June 30, 2006, and 2005.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the nine-months ended the Company delivered its rich media applications and services under the brand name iROC™.

iROC™ -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC™ combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC™'s interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Livestage Professional Software

During the period under review, Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

Development of Totallyhippoker.net

During the period under review, the Company ("Totally Hip") entered into an agreement for the joint venture development of an on-line poker site tentatively named totallyhippoker.net.

This site to be developed will be a for fun, interactive poker site where players of all ages can play and learn Texas Hold'em and other poker games. The site is being designed to allow an unlimited number of players to participate either on-line through personal computers or on wireless devices such as cell phones and PDAs. Totally Hip is exploring several unique site configurations and designs.

Television coverage of championship poker, celebrity tournaments and the now famous World Series of Poker has ignited interest in on-line poker sites for both fun and play. It has been reported that on-line poker is the fastest-growing segment on the Internet. With Internet connectivity now commonplace, thousands of players of all skill levels go on-line to learn about, play or practice poker. Totally Hip's technical expertise in bringing compelling digital imagery to the Internet will add a new dimension to interactive game play. This joint venture combines Totally Hip's experience developing interactive rich media solutions with the popularity of on-line and mobile device game play.

Totally Hip will contribute technical assistance, intellectual property and initial financing of up to $200,000 to the development of the site, purchase of assets and marketing and planning. Totally Hip has agreed to issue 550,000 common shares at a deemed price of 80 cents per common share to acquire a 50-per-cent interest in totallyhippoker.net upon the site becoming operational.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

Totally Hip will retain ownership and all rights to interactive and immersive content it develops for the totallyhippoker.net application and for other poker sites. This joint venture development of totallyhippoker.net is subject to further due diligence, a definitive joint venture agreement, approval by the board of directors, regulatory approval and acceptance for filing by the TSX Venture Exchange.

As at June 30, 2006, the Company had incurred $288,551 for development and investigation expenditures.

Development of "Triple Play"

As at June 30, 2006 the Company had incurred $60,000 for research and development of the "Triple Play" and wireless communications. "Triple Play" is a marketing term for the provisioning of Phone, Internet and TV services over a single broadband connection. The consumer demand for a triple play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

The Company has identified a number of business opportunities including provisioning the triple play for business and/or residential multi unit dwellings with an alternative source of communication services where property manager and/or real estate developers can profit share in the services being sold to their occupants.

Subsequent to June 30, 2006, the Company announced on August 18, 2006, that due to current developments in the poker industry at this time, the Company is not proceeding with the joint venture development of on-line poker technologies and a poker site. The Company will continue to monitor the situation as the interactive Rich Media products continue to attract interest from the on-line gaming sector.

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the nine-months ended June 30, 2006 and 2005, and the last three audited fiscal years ended September 30, 2005, 2004 and 2003:

	Nine-months Ended June 30, 2006	Nine-months Ended June, 2005	2005 $	2004 $	2003* $
OPERATIONS:					
Revenues	195,068	191,784	289,801	257,648	485,121
Net Loss	(879,702)	(294,382)	(414,814)	(524,108)	(214,503)
Basic and diluted loss per share	(0.06)	(0.02)	(0.03)	(0.08)	(0.03)
BALANCE SHEET:					
Working capital (deficiency)	(339,870)	(684,157)	(733,312)	(398,383)	(371,786)
Total assets	383,668	102,460	84,980	96,597	131,068

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

* The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended. As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

For the nine-months ended June 30, 2006 gross revenue was $226,852 compared to $205,164 for the same period in 2005 (10.57% increase). For the nine-months ended June 30, 2006 revenues (net of packaged software) was $195,068 compared to $191,784 in 2005 (1.71% increase). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 71% of the Company's total sales are sales in foreign currencies. During the nine-months ended June 30, 2006 the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 7.00% higher than the average annual exchange rate for the same period in 2005. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the nine-months ended June 30, 2006 was $879,702 compared to the loss of $294,382 in the nine-months ended June 30, 2005. The net loss for the period ended was marginally affected by a gain on foreign exchange of $2,226.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended June 30, 2006, Net sales/gross profit before expenses were $75,044 or 79.7% of gross sales compared to a gross profit of $67,220 or 95.05% for the comparable period in 2005.

On an overall basis the net loss for the three months ending June 30, 2006 is $620,771 (294.9% increase) compared to a net loss of $156,429 for the same period in the previous year resulting in a net loss of $ 0.04 per share for the current quarter compared to a loss of $0.01 per share for the same quarter in 2005. The decrease in the net loss for the three months ended June 30, 2006 was affected by an increase in revenue of $23,467 and a loss in foreign exchange of $3,887.

Administrative expenses for the three months ending June 30, 2006 were $691,928, compared to $224,730 in the previous year. Major expense reductions occurred in office and miscellaneous expenses ($5,266) and due to staff reorganization during the period research and development salaries decreased by ($26,278) which were offset by ($238,551) in pokersite development costs, ($133,140) increase in salaries and consulting fees, professional fees increased by ($58,771) due to corporate development changes, ($40,000) increase in management fees, ($15,380) increase in marketing, travel and promotion, ($1,277) increase in interest and bank charges, ($5,704) increase in rent, ($4,108) increase in filing fees and transfer agents costs, with the balance of the increase ($1,811) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the nine-months ended June 30, 2006 is USA 59.26%, Canada 27.82%, Europe 7.84%, South America 1.63%, Australia, New Zealand and Asia 3.44%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures in the year ended September 30, 2006.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2006			2005				2004
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	86,709	45,951	94,192	48,711	85,728	70,725	124,436	79,799
Net income (loss)	(28,660)	(230,271)	(620,771)	(66,565)	(71.388)	(156,429)	(120,432)	(105,108)
Basic/diluted loss per share	(0.01)	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

During the three months ended June 30, 2006, gross sales were $94,192 as compared to $70,725 for the comparable period in 2005, and the net loss was $620,771 compared to the net loss of $156,429 for the comparable period in 2005. The current cash flow is limiting the increase in total sales. These seasonal fluctuations affect the quarterly results of operations along with other factors such as foreign currency exchange, overall market conditions, etc.

SHARE CAPITAL

Authorized: 100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004, 2005		12,860,398	$ 6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	100,000	10,000
Balance, March 31, 2006		15,182,621	7,359,025
Issued for cash:			
Pursuant exercise of warrants	– at $0.10	9,900,000	990,000
Pursuant exercise of warrants	– at $0.12	1,200,000	144,000
Balance, June 30, 2006		**26,282,620**	**$ 8,493,025**

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

SHARE CAPITAL – CONT'D

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at June 30, 2006, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

A summary of the share purchase options is as follows:

	Nine- months ended June 30,			
	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	14,489	$ 6.32	37,489	$8.00
Granted				
Expired/cancelled	(14,489)	$ 6.32	(18,750)	$5.20
Options outstanding and exercisable at the end of period	-	$ -	37,489	$10.79

Share Purchase Warrants

At June 30, 2006, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 06, 2008
2,222,222		

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

		Nine months ended June 30, 2006		2005
Research and development salaries	$	86,972	$	135,000
Salaries and consulting fees		90,500		40,500
	$	177,472	$	175,500

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At June 30, 2006, accounts payable and accrued liabilities included $164,736 (2005: $93,162) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At June 30, 2006, the Company held cash on hand of $23,999 (2005: $26,713) and liabilities totalled $506,150 (2005: $768,808).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $383,668 as of June 30, 2006, compared to $102,460 as of June 30, 2005, increased by $298,688 due to development advances of $110,000, prepaid expenses of $32,239 amounts receivable of $68,786 and approximately $87,000 in purchase of office equipment and a vehicle

Totally Hip's liabilities at June 30, 2006 comprised of accounts payable and accrued liabilities totalling $484,325, (2005: $468,969), loans payable of $Nil (2005: $266,085), and amounts due to shareholders of $21,825 (2005: $33,754)

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the nine-months ended June 30, 2006, Totally Hip has not issued any stock options and received $1,134,000 proceeds from the exercise of existing or warrants and $400,000 in proceeds from a private placement. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the nine-months ended June, 2006, Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years.

MANAGEMENT CHANGES

During the period under review, the Company appointed Mr. Ross to the board of directors. Mr. Ross, a financial systems engineer, has over 10 years experience in the development and deployment of technology driven businesses.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2005 or September 30, 2004.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 70% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

OUTLOOK

In 2004 Totally Hip's plan to update LiveStage Professional and incorporate OpenGL technology has been completed on MacIntosh, and is now being updated for Windows. This will dramatically increase the speed and capability of the graphics interface of the authoring stage. Future releases building upon this foundation will be able to incorporate 3D visualization in the development of interactive media projects.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JUNE 30, 2006

Totally Hip is developing an application for its recently developed custom wired action handler that extends the capabilities of QuickTime in principle areas of business interest: data storage and communication capabilities, file manipulation, real-time audio monitoring and display, printing, encryption and dynamic media within QuickTime VR panoramas using LiveStage Professional. Component technology enables Totally Hip to create functionality independent of QuickTime's basic wired action handler. This initial component release has the potential of opening up entirely new markets for LSP developers. The component coupled with the rising tide of QuickTime adoption widens the appeal of Totally Hip's development platform and reaffirms the continuing advancement of interactive media. Totally Hip is still waiting for Apple's approval of its QuickTime component and has been given no definitive date for approval. Totally Hip is also reviewing and developing other technology and technology based applications including working to develop a solution to deploy DVD quality video over the Internet utilizing QuickTime and LiveStage Professional technology.

Totally Hip having acquired, extensive insights and experience in the online learning area through its interactive tools and consulting business is now planning to take the technology it has developed and release it into the expanding online delivery market.

Totally Hip Technologies is developing an online learning technology that would utilize its latest online and interactive rich media technologies to produce turnkey systems that can be quickly deployed. The Totally Hip solution uses existing content in almost any format and allows the content to remain in a non- proprietary format. These systems will be targeted at small to medium sized companies and schools looking for fast economical online learning solutions incorporating DVD quality video. The Totally Hip online learning system's capabilities are designed to be expandable to grow with the clients' requirements using the modular component design.

Currently the online training and learning market is still in a development stage. Totally Hip Technologies deduces that many post high school institutions and most companies have initiated research projects with the hope of deploying their own system at some point in the future. Many companies are looking for innovative ways to utilize their existing content to educate their staff and customers online.

With many companies reducing overhead they find themselves trying to meet the challenge of today's ever shrinking budgets while finding economical, low capital learning solutions. Most of these companies and educational institutions have been looking at online solutions to help them attain their goals and are now starting to implement solutions. Trainers and educators can now make full use of the Internet or their own intranets to deploy low cost high quality learning experiences.

Online learning technology provides many advantages over traditional methods of delivery including uniformity of delivery, instantaneous updates, high availability, minimal overhead, on-demand delivery and location independence. The technology also now allows the online delivery mechanism to deliver in a DVD style and quality.

Large IT vendors such as IBM have their own proprietary systems meant for large deployments and that usually have extensive implementation and media formatting schedules. These systems are costly, require long-term commitments and usually require the content to be formatted into a proprietary format limiting future use and require ongoing technology payments. As a result, there is little available for the small to medium sized companies or schools who want to participate in the online learning revolution. The cost of entry capital, extended implementation schedules and long-term technology commitment are simply too high.

Totally Hip is basing this new offering on its cross platform based interactive media engine used in its award winning tools while deploying content via the widely distributed QuickTime player. QuickTime has risen to become a leading technology for the delivery and integration of DVD quality video and rich media content over the Internet and one of the most popular media players. QuickTime is also used for Apple's popular iPod portable music player available for both Windows and OS X operating systems.